Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following Frequently Asked Questions were made available to clients of Covance:

Covance HSR Expiration Client FAQ

1.	What was announced today?
	●	We announced that the required Hart-Scott-Rodino (HSR) waiting period for the transaction has expired.
	●	Expiration of the waiting period satisfies one of the important conditions necessary for the consummation of the merger and is an exciting step forward.

2.	What is the Hart–Scott–Rodino (HSR) Antitrust Improvements Act?
●
The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of securities or assets, including grants of executive compensation, until they have made a detailed filing with the U.S. Federal Trade Commission and Department of Justice and waited for those agencies to determine that the transaction will not adversely affect U.S. commerce under the antitrust laws.

3.	What impact does this have on the closing of the transaction? When do you expect the merger to be completed?
	●	Expiration of the waiting period satisfies one of the important conditions necessary for the consummation of the merger.
●
The proposed merger remains subject to approval by the stockholders of Covance, as well as other customary closing conditions, and we are on track to complete the pending combination in the first quarter of 2015.

4.	What else needs to be completed prior to the transaction closing?
●
The proposed merger remains subject to approval by the stockholders of Covance, as well as other customary closing conditions, and we are on track to complete the pending combination in the first quarter of 2015.

5.	How does this announcement impact me?
●
While this is a positive update on the progress made towards completing our pending merger combination with LabCorp, it does not impact our clients in any way.  There is no impact to our staff, our operations, or your studies as a result of today’s announcement.  Your business and our relationship remain of paramount importance to all of us at Covance.

●
Until the close of the transaction, we continue to operate as an independent company.  After the close, Covance will remain a separate operating division, headquartered in Princeton, NJ and will continue to operate under the Covance brand.

●
Together, the combined company will be the world’s leading healthcare diagnostics company, capitalizing on our industry leadership in contract research and LabCorp’s industry leadership in medical testing.

6.	Will there be any changes to my rates/contracts as a result of this announcement?
	●	No, today’s announcement will not result in changes to current contracts or rates.

●
While this is a positive update on the progress made towards completing our pending merger combination with Laboratory Corporation of America® Holdings, it does not impact our clients in any way.  There is no impact to our staff, our operations, or your studies  as a result of today’s announcement.  Your business and our relationship remain of paramount importance to all of us at Covance.

7.	Where can I find additional information? Who can I contact if I have more questions?
	●	We will continue to be available to answer questions and to provide you with updates throughout this process.
	●	If you have additional questions or concerns, please feel free to reach out to your regular Covance contact.

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  This document is not a substitute for the registration statement and proxy statement/prospectus that LabCorp has filed with the SEC, or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.